EXHIBIT 99.1

Electra Secures 100% of Cobalt Feedstock Required for Refinery Commissioning and Ramp-Up

Extended Glencore agreement provides long-term feedstock supply through 2031 as Electra advances toward mechanical completion in 2027

TORONTO, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce an extension of its cobalt hydroxide feed purchase agreement with Glencore AG (“Glencore”), one of the world’s largest diversified natural resource companies and a leading cobalt producer, through December 31, 2031.

The agreement builds on the commercial relationship between Electra and Glencore announced in 2021 and secures 100% of the feedstock required for the commissioning and ramp-up of Electra’s cobalt sulfate refinery in Ontario through 2027. The five-year extension also establishes Glencore as a significant long-term feedstock supplier through 2031, providing a strong supply foundation as the refinery advances toward full production.

The agreement brings together Glencore’s global cobalt supply capabilities with Electra’s North American refining capacity, strengthening the link between upstream cobalt production and the production of battery-grade cobalt sulfate in North America.

Highlights of the Agreement

  Secures 100% of the cobalt feedstock required for commissioning and ramp-up of Electra’s Canadian refinery through 2027.
  Provides for approximately 10,000 metric tonnes of contained cobalt over 5 years, representing over US$500 million of contained cobalt at current market prices.
  Pairs long-term supply from one of the world’s leading cobalt producers with the only North American cobalt sulfate refinery.
  Gives flexibility to align deliveries with the anticipated commissioning and ramp-up of Electra’s Ontario refinery during 2027 and provides a significant source of long-term feedstock through 2031.

“This is a cornerstone commercial relationship as we advance toward mechanical completion of the refinery in 2027,” said Michael Insulan, Vice President, Commercial. “With 100% of our cobalt feedstock requirements covered for commissioning and ramp-up through 2027, we have the supply required to bring the refinery into operation and advance to full production. The extension also establishes Glencore as a significant long-term supplier through 2031, providing a strong foundation for planned operations as production increases. Glencore brings global scale and deep experience in cobalt supply, while Electra is building the North American processing capacity needed to convert that feedstock into battery-grade cobalt sulfate. Together, the companies are establishing a more resilient North American supply chain for a critical material used across battery, energy storage, defense and industrial markets.”

The Glencore agreement establishes an integrated commercial pathway connecting long-term cobalt supply from a leading global producer, North American refining capacity and committed demand from a major global battery manufacturer. This positions Electra as a critical processing link between upstream cobalt production and downstream battery markets.

As production increases beyond the initial ramp-up period, Electra has flexibility to supplement Glencore volumes with additional sources of cobalt hydroxide, providing a pathway to support planned refinery production while maintaining a diversified feedstock base. The Company is advancing additional supply opportunities for 2028 and beyond.

In March 2026, Electra signed an updated binding term sheet with LG Energy Solution (“LGES”) for the long-term supply of battery-grade cobalt sulfate from the refinery. The agreement includes a firm commitment for approximately 60% of the refinery’s planned cobalt sulfate production through 2029, with an option to extend the arrangement through 2032. The remaining production capacity provides Electra with flexibility to develop additional customer relationships and respond to evolving demand across the North American electric vehicle, energy storage and broader critical-minerals markets.

With 100% of feedstock requirements secured through commissioning and ramp-up, long-term Glencore supply through 2031 and committed demand for a majority of planned production, Electra is establishing an integrated commercial pathway from responsibly sourced cobalt hydroxide to North American battery-grade cobalt sulfate. By establishing cobalt sulfate refining capacity in North America, Electra is addressing a critical gap in the region’s critical minerals supply chain, strengthening North American processing capacity and reducing reliance on foreign refining. Designed to initially produce 5,120 tonnes per annum of contained cobalt, with crystallizer nameplate capacity of up to 6,500 tonnes per annum, the fully permitted brownfield facility under construction is positioned to become a strategic North American supplier as Electra advances toward mechanical completion in 2027.

About Electra Battery Materials
Electra is a leader in advancing North America’s critical minerals supply chain. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; the availability, timing and quantity of additional feedstock sources, including supply opportunities for 2028 and beyond; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.